

The Largest Online Marketplace for Vegans in the US

Making Vegan Shopping

Convenient, Affordable and Fun

www.BillionVegans.com

Leadership



Extensive Track Record - Separately Founded 14 Companies



Alon Hochberg
CEO

A serial entrepreneur and an angel investor. Founder and CEO/CTO of five companies, from which two were acquired, and a VC fund: **Modus** - CRM, **Neteos** - SaaS, **Prolify** - machine learning, **SeeToo** - video streaming, **Vmedico** - telemedicine, and **TLVAV** - ad:tech VC.



Amir Lavi
VP Product

A product management expert with vast experience in developing products for ecommerce, marketplaces, search and social. Managed **Fiverr's** and **Sears'** mobile departments. Previously founded 3 companies – **Sortfix**, **SmallTalk**, and **LoveBox**.



Evyatar Shoresh
Director

An experienced entrepreneur with vast experience in ecommerce and ad:tech. Co-founder of **Buynando** (prev. DealPly) - an ecommerce marketing platform that reached sales of over $100M, and **CreativeCalls** - a marketing technology for call centers.



Ben Enosh
Advisor

A serial entrepreneur with an extensive background in leading early stage companies. Co-founder of **AudioBurst** - an audio search engine, **PLYmedia** - a digital advertising platform, **Cyota** - a cyber security company (acquired by RSA), and **Scientific G** - a bio-engineering company.

Problem

Maintaining a Vegan Lifestyle is Challenging and Time-Consuming



Low Availability

Poor product variety,
especially online



Lack of Credibility

No vegan certification standard
- many acclaimed vegan
products are not truly vegan)



Inconsistency

Interaction with many sites for
discovery, purchase and service

Need



Unique and Unmet Preferences of Most Vegan Customers

Main reason for purchasing in a specific online store *



Vegan Products Only — 21%

Wide Selection of Vegan Products — 20%

Vegan Certified Products — 16%

Other — 12%

Price — 31%

* Survey conducted among 500 potential vegan customers in the US

- 57% have vegan-specific preferences
- 37% would not buy on Amazon

Solution



An Online One-Stop-Shop for Everything Vegan

“Amazon For Vegans”









GROCERY
FASHION
BEAUTY
SHOES
HEALTH
HOME & GARDEN
KIDS
PETS

Billion Vegans
VEGAN
CERTIFIED

Shop where everybody shares your values.

BEST PRICE

Widest Selection

of products in all categories

100% Vegan-Certified

Rigorous certification process of every product and seller

Vegan Products Only

A major factor for many vegans

Best Prices

Available Online



We donate 10% of all profits to vegan organizations

Product

Mobile and Desktop







Compassionate Living. Conscious Shopping.
COLLECTIONS
BRANDS
GROCERY
FASHION
BEAUTY
HEALTH
SHOES
KIDS
HOME & GARDEN
PETS
MAGAZINE
EVERYTHING.
VEGAN.
Making vegan shopping
convenient, affordable and fun!
Shop where everybody shares your values.
We donate 10% of all profits to vegan causes
HOT BRANDS
CURATED COLLECTIONS
VEGAN CHEESE
SHOP NOW
FAVORITES FOR $10 OR LESS
SHOP NOW
VEGAN CHOCOLATE
SHOP NOW

Market Opportunity (US)

Rapidly Growing and Still Untapped



500% growth since 2014

20M vegans

$30B annual online shopping



Competitive Landscape

The First Online Marketplace for Vegans in The US





Competitors



First Mover Into A Blue Ocean





amazon

- Has only about 5,000 'vegan' products
- Only a fraction of the products are vegan
- No certification and curation
  (many products are not really vegan)

VeganEssentials

- Has only about 1,500 products
- An online store
- Hasn't changed much over the last 10 years

Execution

Ready for a Large-Scale Growth

 **Launched November 2017**

 **Focused mainly on reaching an inventory critical mass**

- Already onboarded **4,500** products from over **200** sellers
- Onboarding more than 500 new products every month

 **Initial marketing campaigns yielding outstanding results**

- Conversion > **1.5%**
- Retention > **17%**



Business Model

Current and Next



	Current	Next
Commission	Marketplace - 20%	Wholesale - 40% White Label - 60%
Logistics	Dropship	Store & Fulfil
Boxes		Starter Kits Subscription
Loyalty Program		Karma Point Credit Card



Funding

Lean & Mean Operation



$300K

Raised pre-seed

$1.5M

Looking for a seed round

Sufficient for 15 months
Used mainly for scaling up marketing
and reaching short term goals

$8M

Preparing for an A-round

To start in 9 months



Contact



Alon Hochberg

alon@billionvegans.com

+972 (54) 5466111

<u>Office</u>:

113 N. San Vincente Blvd.

Beverly Hills, CA 90211

United States

+1 (323) 6020010